Exhibit 99.1

Daqo New Energy Announces Appointment of New Chief Financial Officer

CHONGQING, China — January 27, 2012 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced the appointment of Mr. Bing Sun as Chief Financial Officer, effective February 1, 2012.

Mr. Sun joins Daqo New Energy from Shunda Holdings Co, a solar photovoltaic company based in China, where he was the Chief Financial Officer since June 2008. Prior to Shunda Holdings, Mr. Sun was financial controller at BCD Semiconductor, a leading analog integrated device manufacturer in China from April 2007 to June 2008. His earlier experiences include serving as audit manager at Deloitte Touche Tohmatsu and compliance manager at BAX Global. Mr. Sun holds MBA degree with concentration in accounting and he is a U.S. Certificated Public Accountant.

“We are very excited to have Mr. Bing Sun join Daqo New Energy. His more than 15 years’ financial and operational experience in various industries, including photovoltaic industry, will bring great value to the company.” said Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China that aims to become a vertically integrated photovoltaic product manufacturer. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.

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